SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
Roadrunner Transportation Systems, Inc.
 (Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
76973Q105
 (CUSIP Number)
Christopher P. Davis, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 1, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,180,819*

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,180,819*

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,819*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14.	TYPE OF REPORTING PERSON

PN

* Includes 121,463 shares of Common Stock issuable upon exercise of certain outstanding warrants.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,509,236*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,509,236*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,509,236*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

PN

* Includes 258,109 shares of Common Stock issuable upon exercise of certain outstanding warrants.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,509,236*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,509,236*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,509,236*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

CO

* Includes 258,109 shares of Common Stock issuable upon exercise of certain outstanding warrants.

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On March 1, 2018, Elliott and Brockdale Investments LP, a Delaware limited partnership ("Brockdale" and together with Elliott, the "Purchasers") and a wholly-owned subsidiary of Elliott International, and the Issuer entered into an Investment Agreement (attached hereto as Exhibit 99.10) (the "2018 Investment Agreement") pursuant to which the Reporting Persons agreed to purchase an aggregate of up to 54,750 shares of a newly created class of preferred stock designated as Series E-1 Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Issuer (the "Series E-1 Preferred Stock"), at a purchase price of $1,000 per share for the first 17,500 shares of Series E-1 Preferred Stock, $960 per share for the next 18,228 shares of Series E-1 Preferred Stock, and $920 per share for the final 19,022 shares of Series E-1 Preferred Stock. On March 1, 2018, the parties held an initial closing pursuant to which the Issuer issued and sold to the Purchasers, and the Purchasers purchased from the Issuer, 17,500 shares of Series E-1 Preferred Stock for an aggregate purchase price of $17,500,000.
The foregoing description of the 2018 Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the 2018 Investment Agreement, which is attached hereto as Exhibit 99.11.
On March 1, 2018, in connection with the 2018 Investment Agreement, the Issuer entered into an Amendment No. 1 to the Stockholders' Agreement (attached hereto as Exhibit 99.12) to reflect the issuance of the Series E-1 Preferred Stock. Apart from the exercise of rights associated with the Registration Rights Agreement and  Stockholders Agreement (as amended) described above, the Reporting Persons have no present intentions to engage with the Issuer on any other matter set forth in subparagraphs (a) – (j) of Item 4.
On April 24, 2018, the Reporting Persons purchased 18,228 shares of Series E-1 Preferred Stock, at a purchase price of $960 per share, for a total purchase price of $17,498,880.
On August 3, 2018, the Issuer entered into Amendment No. 1 to Investment Agreement and Termination of Equity Commitment Letter (the "Investment Agreement Amendment"), by and among the Issuer and the Purchasers, pursuant to which, among other things, (i) the Issuer and the Purchasers agreed to extend the termination date under the  2018 Investment Agreement, from July 30, 2018 to November 30, 2018; and (ii) the Issuer and the Purchasers agreed to terminate that certain letter agreement, dated January 30, 2018, by and among the Issuer and the Purchasers. As a result, pursuant to the 2018 Investment Agreement, as amended by the Investment Agreement Amendment, the Issuer may issue and sell to the Purchasers, and the Purchasers may purchase from the Issuer, on the terms and subject to the conditions set forth in the 2018 Investment Agreement (as amended), from time to time until November 30, 2018, the remaining 19,022 shares of the Issuer's Series E-1 Preferred Stock, at a purchase price of $920 per share.
The foregoing description of the Investment Agreement Amendment and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement Amendment, which is attached hereto as Exhibit 99.14.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities including in connection with the Issuer's review and evaluation of financing alternatives announced on July 11, 2018. The Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	Interest in Securities of the Issuer.
Subsection (a) of Item 5 is hereby amended and restated in its entirety.
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 9.5% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 38,886,802 shares of Common Stock outstanding, which is the sum of (i) 38,507,230 shares of Common Stock outstanding as of June 22, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 28, 2018 plus (ii) 379,572 shares of Common Stock issuable upon the exercise of certain outstanding warrants, as described further below.
As of the date hereof, Elliott itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), beneficially owned 1,180,819 shares of Common Stock, including 121,463 shares of Common Stock issuable upon the exercise of certain outstanding warrants, constituting 3.0% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International itself and through Brockdale, beneficially owned 2,509,236 shares of Common Stock, including 258,109 shares of Common Stock issuable upon the exercise of certain outstanding warrants, constituting approximately 6.5% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 2,509,236 shares of Common Stock beneficially owned by Elliott International, constituting approximately 6.5% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 3,690,055 shares of Common Stock, constituting approximately 9.5% of the shares of Common Stock outstanding.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated in its entirety.
  On April 3, 2017 Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.

On May 1, 2017, the Reporting Persons entered into an Investment Agreement with the Issuer whereby the Reporting Persons would provide financing to the Issuer in return for Preferred Shares and Warrants to purchase the Issuer's Common Stock.  The terms and conditions of the Investment Agreement are qualified in their entirety by reference to the Investment Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

On May 2, 2017, the Reporting Persons entered into an Registration Rights Agreement with the Issuer, the terms and conditions of which are qualified in their entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

On May 2, 2017, the Reporting Persons entered into a Stockholders' Agreement with the Issuer, the terms and conditions of which are qualified in their entirety by reference to the Stockholders' Agreement, which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

Elliott owns 49,600 shares of Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock").  Elliott International owns 105,400 shares of Series B Preferred Stock. The terms and conditions of the Series B Preferred Stock are qualified in their entirety by reference to the Certificate of Designations of the Series B Preferred Stock, which is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Elliott owns 17,600 shares of Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"). Elliott International owns 37,400 shares of Series C Preferred Stock. The terms and conditions of the Series C Preferred Stock are qualified in their entirety by reference to the Certificate of Designations of the Series C Preferred Stock, which is attached as Exhibit 99.6 hereto and is incorporated herein by reference.

Elliott owns 32 shares of Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock"). Elliott International owns 68 shares of Series D Preferred Stock. The terms and conditions of the Series D Preferred Stock are qualified in their entirety by reference to the Certificate of Designations of the Series D Preferred Stock, which is attached as Exhibit 99.7 hereto and is incorporated herein by reference.

Elliott owns 12,000 shares of Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series E Preferred Stock"). Elliott International owns 25,500 shares of Series E Preferred Stock. The terms and conditions of the Series E Preferred Stock are qualified in their entirety by reference to the Certificate of Designations of the Series E Preferred Stock, which is attached as Exhibit 99.8 hereto and is incorporated herein by reference.

Elliott owns warrants that became exercisable for nominal consideration on May 2, 2018 and that will expire on May 2, 2025, for 121,463 shares of Common Stock (the "Warrants"). Elliott International owns Warrants exercisable for 258,109 shares of Common Stock. The terms and conditions of the Warrants are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 99.9 hereto and is incorporated herein by reference.
On March 1, 2018, the Reporting Persons entered into an Investment Agreement with the Issuer whereby the Reporting Persons would provide financing to the Issuer in return for Preferred Shares. The terms and conditions of the Investment Agreement are qualified in their entirety by reference to the Investment Agreement, which is attached as Exhibit 99.11 hereto and is incorporated herein by reference.
On March 1, 2018, the Reporting Persons entered into an Amendment No. 1 to Stockholders' Agreement with the Issuer, the terms and conditions of which are qualified in their entirety by reference to the Amendment No. 1 to Stockholders' Agreement, which is attached as Exhibit 99.12 hereto and is incorporated herein by reference.

Elliott owns 11,433 shares of Series E-1 Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series E-1 Preferred Stock"). Elliott International owns 24,295 shares of Series E Preferred Stock. The terms and conditions of the Series E-1 Preferred Stock are qualified in their entirety by reference to the Certificate of Designations of the Series E-1 Preferred Stock, which is attached as Exhibit 99.13 hereto and is incorporated herein by reference.

On August 3, 2018, the Reporting Persons entered into an Amendment No. 1 to Investment Agreement and Termination of Equity Commitment Letter, the terms and conditions of which are qualified in their entirety by reference to the an Amendment No. 1 to Investment Agreement and Termination of Equity Commitment Letter, which is attached hereto as Exhibit 99.14 and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.2 – Investment Agreement, dated May 1, 2017, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., and Brockdale Investments LP. (incorporated herein by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed May 4, 2017) (File No. 001-34734).
Exhibit 99.3 – Registration Rights Agreement, dated May 2, 2017, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., Brockdale Investments LP, Thayer Equity Investors V, L.P., TC Roadrunner-Dawes Holdings, L.L.C., TC Sargent Holdings, L.L.C., HCI Equity Partners III, L.P., and HCI Co-Investors III, L.P. (incorporated herein by reference to Exhibit 4.4 of the Issuer's Current Report on Form 8-K filed May 4, 2017) (File No. 001-34734).

Exhibit 99.4 – Stockholders' Agreement, dated May 2, 2017, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., and Brockdale Investments LP (incorporated herein by reference to Exhibit 4.3 of the Issuer's Current Report on Form 8-K filed May 4, 2017) (File No. 001-34734).
Exhibit 99.5 – Certificate of Designations, Preferences and Rights of Series B Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 3.3 of the Issuer's Current Report on Form 8-K filed May 4, 2017) (File No. 001-34734).
Exhibit 99.6 – Certificate of Designations, Preferences and Rights of Series C Cumulative Redeemable Participating Preferred Stock (incorporated herein by reference to Exhibit 3.4 of the Issuer's Current Report on Form 8-K filed May 4, 2017) (File No. 001-34734).
Exhibit 99.7 – Certificate of Designations, Preferences and Rights of Series D Cumulative Redeemable Participating Preferred Stock (incorporated herein by reference to Exhibit 3.5 of the Issuer's Current Report on Form 8-K filed May 4, 2017) (File No. 001-34734).
Exhibit 99.8 – Certificate of Designations, Preferences and Rights of Series E Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 3.6 of the Issuer's Current Report on Form 8-K filed May 4, 2017) (File No. 001-34734).
 Exhibit 99.9 – Warrant Agreement, dated May 2, 2017, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., and Brockdale Investments LP (incorporated herein by reference to Exhibit 10.35 of the Issuer's Quarterly Report on Form 10-Q filed May 4, 2017) (File No. 001-34734).
Exhibit 99.10 – Certificate of Designations, Preferences and Rights of Series F Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 3.7 of the Issuer's Current Report on Form 8-K filed May 4, 2017) (File No. 001-34734).
Exhibit 99.11 – Investment Agreement, dated March 1, 2018, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., and Brockdale Investments LP. (incorporated herein by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed March 8, 2018) (File No. 001-34734).
Exhibit 99.12 – Amendment No. 1 to Stockholders' Agreement, dated March 1, 2018, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., and Brockdale Investments LP (incorporated herein by reference to Exhibit 4.3(a) of the Issuer's Current Report on Form 8-K filed March 8, 2018) (File No. 001-34734).
Exhibit 99.13 – Certificate of Designations, Preferences and Rights of Series E-1 Cumulative Redeemable Preferred Stock  (incorporated herein by reference to Exhibit 3.8 of the Issuer's Current Report on Form 8-K filed March 8, 2018) (File No. 001-34734).
Exhibit 99.14 – Amendment No. 1 to Investment Agreement and Termination of Equity Commitment Letter, dated as of August 3, 2018, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., and Brockdale Investments LP. (incorporated by reference to Exhibit 10.35(a) of Issuer's Current Report on Form 8-K filed August 6, 2018)) (File No. 001-34734).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	August 7, 2018
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President